Total Return Securities Fund SC TO-I

Exhibit 99.(a)(5)(ii)

TOTAL RETURN SECURITIES FUND ANNOUNCES COMMENCEMENT OF A CASH TENDER OFFER

Press Release – For Immediate Release

December 19, 2025 -- Total Return Securities Fund (f/k/a The Swiss Helvetia Fund, Inc.) (the “Fund”) (NYSE: SWZ) announced today that it is commencing a tender offer to purchase up to 4 million shares of common stock the Fund at a price of 98% of the Fund’s net asset value per share as of the close of the regular trading session of the New York Stock Exchange on the day following the “Expiration Date,” which is January 20, 2026 (unless extended). In accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”), the Fund may purchase additional shares not to exceed 2% of the Fund’s outstanding shares without amending or extending the tender offer.

The tender offer will expire at 5:00 p.m. Eastern Time, on the Expiration Date. The tender offer is being made only upon the terms and subject to the conditions set forth in the offer to purchase and related letter of transmittal, which will be sent to shareholders as soon as practicable. Shareholders that hold shares in street name and wish to accept the tender offer should contact their custodian to confirm when it requires notice (which may be prior to the Expiration Date).

This announcement is not a recommendation or an offer to purchase any securities of the Fund. The Fund has filed with the Commission a tender offer statement on Schedule TO and related exhibits under the Securities Exchange Act of 1934, as amended, relating to the tender offer. Shareholders should read the offer to purchase, letter of transmittal and other related documents carefully as they contain important information about the tender offer. Shareholders may obtain the offer to purchase, letter of transmittal and other related documents without charge from the Commission’s website at http://www.sec.gov, the Fund’s website (www.totalreturnsecuritiesfund.com) or the Fund’s information agent, InvestorCom, by calling toll free (877) 972-0090.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

For more information, please call InvestorCom, the Fund’s information agent, at (877) 972-0090 between the hours of 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays).